MAGFAST, LLC
FINANCIAL STATEMENTS
(WITH INDEPENDENT AUDITOR'S REPORT)
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

MAGFAST, LLC

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

INDEX TO AUDITED FINANCIAL STATEMENTS

CONTENTS

	Page
Audited Financial Statements	

ALOBA, AWOMOLO & PARTNERS

(Chartered Accountants)

Floor 4, Providence Court, Ajibade Bus Stop, Beside CocaCola Ibadan, Oyo State, Nigeria Tel: 08055439586, 08034725835

Email: audits@alobaawomolo.org; alobaawomolopartners@gmail.com; website: www.alobaawomolo.org

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of MAGFAST LLC.

Opinion on the Financial Statements

We have audited the accompanying financial statements of MAGFAST LLC (the "Company"), which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of operations, changes in members' equity, and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes to the financial statements.

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the financial statements, the Company has incurred recurring losses for the years ended December 31, 2024 and 2023, has an accumulated deficit, and has a net working capital deficiency. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the Audit Committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved especially challenging, subjective, or complex auditor judgment.

We determined that there are no critical audit matters.

Aloba, Awomolo & Partners – PCAOB ID #7275

We have served as the Company's auditor since 2025.
Ibadan, Nigeria

March 30, 2026

MAGFAST, LLC
Balance Sheets

Assets:		December 31, 2024		December 31, 2023
Cash	$	75,536	$	1,271,585
Inventory		489,086		734,811
Prepaid expenses		1,319,405		50,804
Merchant processor held reserves		353,343		847,128
Total current assets		2,237,369		2,904,328
Loans to member		25,000		25,000
Total assets	$	2,262,369	$	2,929,328
Liabilities and Members' Deficit				
Current liabilities:				
Accounts payable	$	311,227	$	376,105
Sales tax payable		36,012		13,859
Warranty reserve		103,335		75,368
Merchant loan payable, net		434,859		537,196
MAGBucks liability		12,114,759		-
Interest payable		61,900		61,900
Customer loyalty reserve		1,308,410		-
Notes payable		63,584		63,584
Customer advance payments		2,270,816		15,416,452
Total current liabilities		16,704,902		16,544,464
Total Liabilities		16,704,902		16,544,464
Commitments and contingencies		-		-
Members' deficit:				
Preferred units, 5,000,000 authorized, 0 outstanding		-		-
Common units, 5,000,000 authorized, 2,650,262 and 2,549,446 outstanding				
in 2024 and 2023, respectively		-		-
Paid in capital		9,420,792		7,821,040
Membership units to be issued		236,550		-
Accumulated deficit		(24,099,875)		(21,436,175)
Total members' deficit		(14,442,533)		(13,615,135)
Total liabilities and members' deficit	$	2,262,369	$	2,929,328

The accompanying notes are an integral part of the financial statements.

MAGFAST, LLC
Statements of Operations

	Year Ended December 31, 2024		Year Ended December 31, 2023	
Revenues	$	1,397,546	$	2,260,213
Costs of services		783,408		1,484,565
Gross profit		614,138		775,647
Costs and expenses:				
Advertising and promotion		232,637		1,247,958
Professional fees		1,338,621		1,122,107
Research and product development costs		673,550		693,588
Credit card processing fees		56,334		183,812
Customer services fees		149,708		221,788
Marketing		297,220		553,369
Office expense		73,231		81,947
General and administrative costs		504,874		201,361
Total costs and expenses		3,326,175		4,305,930
Operating loss		(2,712,037)		(3,530,283)
Other income (expense):				
Interest expense		(159)		(102,978)
Interest income		25,294		43,773
Loss on unrecoverable advances		-		(446,262)
Impairment expense		-		(105,371)
Other income		23,202		-
Total other income (expense)		48,338		(610,837)
Net loss	$	(2,663,700)	$	(4,141,120)

The accompanying notes are an integral part of the financial statements.

MAGFAST, LLC
Statements of Members' Equity

	Membership Interest Units	Paid in Capital	Accumulated Deficit	Units to be Issued	Total Equity
Balance, December 31, 2022	2,490,175	$ 6,734,078	$ (17,169,571)	$ -	$ (10,435,493)
Sale of membership units	59,271	867,893	-	-	867,893
Option Expense	-	219,069	-	-	219,069
Net loss, year ended December 31, 2023	-	-	(4,141,120)	-	(4,141,120)
Balance, December 31, 2023	2,549,446	7,821,040	(21,310,691)	-	(13,489,651)
Sale of membership units	100,816	1,506,965	-	-	1,506,965
Option Expense	-	92,787	-	-	92,787
Membership units to be issued	-	-	-	236,550	236,550
Net loss, year ended December 31, 2024	-	-	(2,663,700)	-	(2,663,700)
Balance, December 31, 2024	2,650,262	$ 9,420,792	$ (23,974,391)	$ 236,550	$ (14,317,049)

The accompanying notes are an integral part of the financial statements.

MAGFAST, LLC
Statements of Cash Flow

		Year Ended December 31, 2024		Year Ended December 31, 2023
OPERATING ACTIVITIES				
Net loss	$	(2,663,700)	$	(4,141,120)
Adjustment to reconcile net loss to net cash used in operating activities:				
Loss on unrecoverable advances		-		446,262
Impairment of assets		-		105,371
Reserve for product warranties		27,967		53,964
Stock-based compensation		329,337		219,069
Changes in non-cash working capital balances:				
Merchant processor held reserves		493,785		7,060
Inventory		245,725		(651,775)
Prepaid expenses		(1,268,601)		1,199,176
Accounts payable and accrued expenses		(64,877)		(13,023)
Sales tax payable		22,153		13,561
Customer advance payments and loyalty reserve		277,532		1,658,476
Net cash used in operating activities		(2,600,678)		(1,102,979)
FINANCING ACTIVITIES				
Repayment of merchant loan		(102,337)		-
Proceeds provided by merchant loan		-		403,706
Capital contributions		1,506,965		867,893
Net cash provided by financing activities		1,404,628		1,271,599
Net increase (decrease) in cash		(1,196,050)		168,620
Cash and cash equivalents, beginning of the period		1,271,585		1,102,966
Cash and cash equivalents, end of the period	$	75,536	$	1,271,585
Supplemental disclosure of cash flow information:				
Cash paid for taxes	$	-	$	-
Cash paid for interest	$	159	$	102,978

The accompanying notes are an integral part of the financial statements.

MAGFAST, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Organization

MAGFAST, LLC (the "Company") is a Delaware limited liability company formed on October 3, 2017. The Company's headquarters are in Cornwall-on-Hudson, New York. The Company was created with the transfer of the assets and liabilities of a company (MAGFAST LLC (NY), subsequently Mischievous LLC) owned by the two founding members of the Company, and the continuation of that company's operational business (the MAGFAST Business) as part of a Contribution and Assumption Agreement dated October 15, 2017.

In accordance with the Company's operating agreement, until the first taxable year that the Company realizes net taxable income, all net losses of the Company shall be allocated to Mischievous LLC. Beginning in the first taxable year that the Company realizes net taxable income, all such net taxable income shall be allocated to Mischievous LLC until the aggregate net taxable income allocated to Mischievous LLC equals the aggregate losses allocated to Mischievous LLC under the preceding sentence.

Business segments

The Company's operating segments are identified in accordance with Accounting Standards Codification Topic 280, Segment Reporting, which requires the use of the management approach in determining reportable segments. This approach is based on the internal organization of the Company and the manner in which the chief operating decision maker ("CODM") reviews financial information and allocates resources.

1. Nature of Business Activities

   The Company's principal operations consist of the design, manufacturing, and sale of a system of magnetic chargers, power banks, and related electronic products (the "Products"). The Company sells its Products primarily to individual consumers through its online platform and other direct-to-consumer channels. All Products share similar production processes, distribution methods, customer types, and economic characteristics.

2. Management Structure and Internal Reporting

   The Company's Chief Executive Officer serves as the CODM for purposes of ASC 280. The CODM reviews operating results and makes decisions regarding resource allocation and performance assessment based on consolidated, entity-wide financial information. The Company prepares and reviews budget-to-actual profit and loss reports and periodic management reporting packages on a consolidated basis. While certain supplemental analyses (such as revenue by product or customer group) are prepared for operational and marketing purposes, discrete financial information (including complete statements of operations, balance sheets, and cash flows) is not prepared or regularly reviewed at any level below the Company as a whole.

3. Determination of Operating and Reportable Segment

Management considered whether different product types, customer groupings, or sales channels constitute separate operating segments. While these components are monitored for business planning and operational purposes, none meets all of the criteria of an operating segment under ASC 280, as no component has discrete financial information that is regularly reviewed by the CODM for purposes of resource allocation or performance evaluation. In addition, the Company does not have segment managers who are directly accountable to, and maintain regular contact with, the CODM regarding operating results at a level below the consolidated entity.

Based on the factors above, management has concluded that the Company operates as a single operating and reportable segment. Accordingly, separate segment information is not presented.

Concentrations of Credit Risk and Suppliers

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. Cash and cash equivalents are maintained with high-quality financial institutions, and management does not believe that the Company is exposed to significant credit risk related to these balances.

The Company's customers generally prepay for Products prior to shipment; accordingly, the Company does not have accounts receivable and does not have exposure to credit risk related to customer balances. Revenue is derived from customers located primarily in North America, and no individual customer represents more than 10% of the Company's revenue.

The Company depends on a limited number of contract manufacturers, subcontractors, and suppliers for the fabrication, assembly, and testing of its hardware Products, as well as for the supply of related accessories. In many cases, these services are provided by a single supplier for each hardware Product. The Company generally purchases these services through standard purchase orders. Because the Company relies on independent subcontractors, it does not have direct control over delivery schedules, costs, or quality levels, and the Company's future success depends in part on the financial viability of these subcontractors. Although alternative suppliers may be available, transitioning to such suppliers could result in delays or increased costs.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates include those related to the warranty reserve and the customer loyalty reserve.

Management evaluates its estimates on an ongoing basis using historical experience, current information, and reasonable assumptions. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less when acquired to be cash equivalents. Cash is maintained with high-quality financial institutions, and deposits are insured by the Federal Deposit Insurance Corporation ("FDIC") up to applicable limits. The Company held no cash equivalents as of December 31, 2024 and 2023.

Inventories

Inventory consists of finished goods and is stated at the lower of cost or net realizable value, with cost determined using the average cost method. Net realizable value represents estimated selling prices in the ordinary course of business less reasonably predictable costs of completion, disposal, and transportation.

Management periodically reviews inventory quantities on hand and evaluates the need for reserves for excess and obsolete inventory based on a combination of factors, including historical sales trends, forecasted demand, product life cycles, technological changes, and subsequent sales activity. Inventory reserves, when required, are recorded as a reduction of inventory and charged to cost of goods sold in the period identified.

For the year ended December 31, 2023, management's review concluded that no inventory reserves were required, as inventory levels were consistent with forecasted demand and net realizable value exceeded cost.

During the year ended December 31, 2024, management recorded an inventory reserve for excess inventory related to a specific finished goods SKU that exceeded forecasted demand. The reserve was based on an estimated recoverable value of the excess quantities and resulted in an inventory reserve of $62,837, which was recorded as a reduction of inventory with a corresponding charge to cost of goods sold. No write-downs were required under the lower of cost and net realizable value assessment for any inventory during the periods presented.

Fair Value of Financial Instruments

The Company applies Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Company does not have any assets or liabilities that are required to be measured at fair value on a recurring basis. As of the balance sheet dates presented, the Company did not hold any financial instruments subject to fair value hierarchy classification under ASC 820.

The carrying amounts of the Company's current assets and current liabilities, including cash, merchant-processor-held reserves, accounts payable, customer advance payments, MAGBucks liability, customer loyalty reserve, and other current liabilities, approximate their estimated fair values due to the short-term nature of these instruments.

Impairment of Long-Lived Assets

Long-lived assets consist primarily of capitalized website development costs and patents and trademarks. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Recoverability is assessed by comparing the carrying amount of the asset group to the estimated future undiscounted cash flows expected to be generated by the asset group. If the carrying amount exceeds the estimated undiscounted cash flows, an impairment loss is recognized based on the excess of the carrying amount over the asset's fair value, which is generally determined using discounted cash-flow techniques or other valuation methods.

Impairment expense related to long-lived assets was $0 and $105,371 for the years ended December 31, 2024 and 2023, respectively.

Income Taxes

The Company is organized as a limited liability company and is treated as a pass-through entity for U.S. federal and state income tax purposes. Accordingly, the Company is not subject to income taxes at the entity level, and taxable income or losses are reported by the members on their respective income tax returns.

As a result, no provision or benefit for income taxes has been recorded in the accompanying financial statements. The Company accounts for uncertain tax positions in accordance with applicable accounting guidance; however, as of December 31, 2024 and 2023, management determined that the Company had no uncertain tax positions that would require recognition or disclosure.

The Company's federal and state income tax returns are subject to examination by the Internal Revenue Service and applicable state taxing authorities, generally for a period of three years after the returns are filed.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation—Stock Compensation. The Company has issued equity-classified awards in the form of options to purchase membership units of the Company ("unit options") to employees, officers, directors, and consultants as compensation for services.

The Company measures stock-based compensation cost at the grant date based on the estimated fair value of the unit options awarded. The fair value of unit options is estimated using the Black-Scholes option pricing model, which incorporates assumptions for the fair value of the underlying units on the grant date, the exercise price of the option, the expected term of the option, expected volatility, and the risk-free interest rate.

Because the Company is privately held and its units are not publicly traded, the determination of the fair value of the underlying units requires the use of estimates and assumptions. However, the Company has completed recent arm's-length sales of its units in Regulation Crowdfunding offerings at prices of $15.57 and $14.23 per unit, which management considers to be observable transactions that inform its estimate of the fair value of the underlying units used in the valuation of unit options.

Stock-based compensation expense is recognized on a straight-line basis over the requisite service period, which is generally the vesting period of the award. For unit options that vest based on continued service, compensation cost is recognized over the vesting period. Forfeitures are accounted for as they occur.

Stock-based compensation expense is included in operating expenses in the consolidated statements of operations based on the nature of the services provided. The issuance of unit options does not result in any cash outflow to the Company.

Revenue Recognition and Customer Advance Payments

The Company recognizes revenue in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 606, Revenue from Contracts with Customers ("ASC 606").

ASC 606 prescribes a five-step model for recognizing revenue from contracts with customers:

• Identify the contract with the customer
• Identify the performance obligations in the contract
• Determine the transaction price
• Allocate the transaction price to the performance obligations
• Recognize revenue when (or as) the performance obligations are satisfied

Nature of Revenue and Performance Obligations

The Company derives all its revenue from the sale of charging Products and related power accessories to individual customers through its website, or via an online merchant website. Product sales generally consist of a single performance obligation to deliver the purchased product.

Revenue from product sales is recognized at a point in time when control of the product transfers to the customer. Control is generally deemed to transfer upon shipment of the product to the customer through a common carrier.

Transaction Price and Variable Consideration

The transaction price for product sales consists primarily of fixed consideration stated in the customer order. Variable consideration is limited and primarily consists of order-level discounts or credits and, if applicable, product returns. Variable consideration is estimated using the expected-value method and is included in revenue only to the extent that it is probable that a significant reversal of cumulative revenue recognized will not occur.

Shipping and Handling

Shipping and handling activities are accounted for as fulfillment costs and not as separate performance obligations. The Company generally provides free shipping within the United States. Shipping and handling costs are included in cost of revenue.

Contract Liabilities

Customer advance payments represent amounts received from customers prior to shipment of products and are recorded as contract liabilities. Customer advance payments are recognized as revenue when the related products are shipped and control transfers to the customer.

The Company has issued customer-incentive credits known as MAGBucks, which entitle customers to discounts on future purchases subject to specified limitations. MAGBucks are evaluated under ASC 606 based on the nature of their issuance and are accounted for either as deferred revenue when issued in exchange for customer-advance payments or as customer-loyalty incentives when issued without consideration.

Disaggregation of Revenue

The Company's revenue is primarily derived from the sale of charging products and related power accessories to customers within the United States. All revenue is recognized at a point in time upon shipment of products to customers. Management has determined that further disaggregation of revenue by product type, customer type, or geographic region is not meaningful, as substantially all revenue has similar economic characteristics, timing of recognition, and risk profiles.

Research and Product Development Costs

Research and product development costs are expensed as incurred. These costs include professional fees and other costs related to development of the Products. The Company incurred $673,550 and $693,588, respectively, in research and product development costs for the years ended December 31, 2024 and 2023.

Related Party Transactions

Parties are considered to be related to the Company if they directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal members of the Company, members of management, members of the immediate families of principal members and management, and other parties with which the Company may deal where one party has the ability to control or significantly influence the management or operating policies of the other.

The Company discloses material related-party transactions in the accompanying financial statements.

Related-party transactions are recorded based on the consideration exchanged, which management believes approximates the fair value of the goods or services provided or the obligations incurred, where applicable.

Warranties

The Company provides standard assurance-type warranties covering defects in materials and workmanship for a period of three years from the date of sale. Warranty obligations are satisfied primarily through replacement of defective products.

The Company accrues a liability for estimated future warranty claims related to products sold as of the balance sheet date. The warranty reserve is estimated using a historical-experience model based on actual product replacement activity and the standard cost to replace products. As a practical expedient, management estimates warranty cost at 2.0 percent of applicable product revenue and periodically evaluates the reasonableness of this estimate by comparing it to actual replacement-cost experience.

As of December 31, 2022, the Company's warranty reserve was $21,405. During the year ended December 31, 2023, warranty replacement costs of $25,578 were incurred and charged against the warranty reserve, and the reserve increased to $75,268 as of December 31, 2023, primarily due to accruals associated with current-year product sales. During the year ended December 31, 2024, warranty replacement costs of $18,966 were incurred and charged against the warranty reserve, and the reserve increased to $103,219 as of December 31, 2024, primarily due to accruals associated with current-year product sales.

Cumulative warranty replacement costs incurred since the Company began selling products totaled $44,756 as of December 31, 2024, which management considers consistent with the Company's historical warranty experience and estimation methodology.

The Company previously offered extended warranties for certain products. The Company no longer offers extended warranties, and all extended warranties previously sold were converted to MAGBucks liability, which are accounted for separately from the warranty reserve.

Recent Accounting Pronouncements

In August 2022, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. This ASU clarifies that contractual sale restrictions should not be considered in determining the fair value of equity securities. The amendments are effective for nonpublic entities for annual reporting periods beginning after December 15, 2024. Early adoption is permitted. The Company does not expect the adoption of this ASU to have a material impact on its financial statements.

In March 2023, the FASB issued ASU 2023-02, Investments—Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method. This ASU permits reporting entities to elect to apply the proportional amortization method to qualifying investments in tax credit structures. The amendments are effective for nonpublic entities for annual reporting periods beginning after December 15, 2024. Early adoption is permitted. The Company does not currently have investments in tax credit structures and does not expect the adoption of this ASU to have a material impact on its financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This ASU enhances income tax disclosure requirements, including additional information about effective tax rates and income taxes paid. The amendments are effective for nonpublic entities for annual reporting periods beginning after December 15, 2025. Early adoption is permitted. The Company is currently evaluating the impact of this ASU on its disclosures but does not expect the adoption to have a material impact on its financial position, results of operations, or cash flows.

In March 2024, the FASB issued ASU 2024-02, Codification Improvements—Amendments to Remove References to the FASB Concepts Statements. This ASU removes references to the FASB Concepts Statements from the Accounting Standards Codification. The amendments are effective for nonpublic entities for annual reporting periods beginning after December 15, 2025. Early adoption is permitted. The adoption of this ASU is not expected to have a material impact on the Company's financial statements.

Management has reviewed other recently issued accounting pronouncements and determined that they are not applicable to the Company's operations or are not expected to have a material effect on the Company's financial statements upon adoption.

NOTE 3 – LOANS TO MEMBER

Loans to member represent cash advances made to a member of the Company. The loans are non-interest bearing and are due on demand. The outstanding balance was $25,000 as of December 31, 2024 and December 31, 2023.

NOTE 4 – MERCHANT-PROCESSOR-HELD RESERVES

Merchant-processor-held reserves represent cash amounts withheld by the Company's merchant processors as a reserve against potential future customer disputes, chargebacks, or refunds. These amounts are contractually restricted and are not immediately available for use by the Company.

The balances of merchant-processor-held reserves were $353,343 and $847,128 as of December 31, 2024 and 2023, respectively, and are included in current assets on the balance sheet.

NOTE 5 – CUSTOMER ADVANCE PAYMENTS AND MAGBUCKS LIABILITY

Customer Advance Payments

Customer advance payments represent amounts received from customers prior to the shipment of products. These amounts are recorded as contract liabilities and are recognized as revenue when the related products are shipped and control transfers to the customer. As of December 31, 2024 and 2023, customer advance payments were $2,270,816 and $15,416,452, respectively.

MAGBucks Customer Incentive Program

The Company has issued digital discount coupons known as "MAGBucks," which entitle customers to a $1 discount per MAGBuck on future purchases of second-generation products, subject to a maximum discount of 50% of the purchase price per item. MAGBucks have no cash value and are redeemable only on the Company's website.

MAGBucks are accounted for under ASC 606 based on the nature of their issuance and are grouped into the following categories:

Converted Customer Advance Payments

A portion of MAGBucks issued represents the conversion of existing customer advance payments related to undelivered first-generation products. These amounts were reclassified from customer advance payments to the MAGBucks liability. The portion of the MAGBucks liability related to converted customer advance payments is recognized as product revenue as the MAGBucks are redeemed in connection with product purchases.

Promotional and Loyalty MAGBucks

MAGBucks issued without consideration, including promotional and customer loyalty incentives, are evaluated under ASC 606-10-55-42 through 55-44. When MAGBucks are issued in connection with a prior customer purchase and provide the customer with a material right, a portion of the transaction price is allocated to the material right and deferred until redemption or expiration.

MAGBucks issued without an associated qualifying purchase are treated as customer loyalty incentives. In these cases, the Company records a customer loyalty liability equal to the estimated amount expected to be redeemed, based on historical redemption experience and management's estimates. As of December 31, 2024, management estimated a redemption rate of approximately 2% for promotional and loyalty MAGBucks.

Based on this estimate, the Company recorded a customer loyalty liability of $1,308,410 as of December 31, 2024. Because these MAGBucks were issued as marketing incentives without consideration, the Company also recorded a corresponding prepaid marketing expense in the same amount.

The prepaid marketing expense represents the expected future cost of honoring the loyalty incentives and is recognized as marketing expense as MAGBucks are redeemed by customers. Upon redemption, the Company reduces the customer loyalty liability and recognizes product revenue for the amount redeemed, while simultaneously reducing the prepaid marketing expense and recognizing marketing expense. As of December 31, 2024, prepaid expenses included $1,308,410 related to loyalty rewards.

Redemptions of MAGBucks reduce the related MAGBucks liability and are recognized as product revenue.

Breakage and Expiration

MAGBucks do not have a stated contractual expiration. Unredeemed MAGBucks derived from customer consideration are stated at the full dollar amount of the consideration received, and no breakage is estimated.

NOTE 6 – PAYMENTS TO RELATED PARTIES

The Company paid $210,000 and $206,952, respectively, to the managing members of MAGFAST LLC (NY), for the years ended December 31, 2024 and 2023. These amounts are included as part of "professional fees" in the Statements of Operations.

NOTE 7 – REVENUE-BASED NOTES

The Company previously issued revenue-based notes that entitled note holders to receive a percentage of the Company's revenues over a defined payment period. The contractual payment period expired prior to the Company generating sufficient revenues to require payments under the notes. Based on the terms of the agreements and advice of legal counsel, the Company has no further contractual obligation to make payments under the notes.

While the Company believes it has no legal obligation to make additional payments, management may elect to pursue voluntary settlements with note holders in the future. Any such payments, if made, will be recognized in the period incurred.

NOTE 8 – MERCHANT LOAN PAYABLE

The Company has entered into merchant loan agreements with WebBank through the Shopify Capital merchant financing program. Under these agreements, the Company receives upfront funding and is required to remit a fixed percentage of its daily gross sales processed through its Shopify platform until a contractually defined total payment amount has been remitted.

During 2023, the Company had an outstanding merchant loan under this program, resulting in a merchant loan payable balance of $537,196 as of December 31, 2023.

In November 2024, the Company entered into a new merchant loan agreement with WebBank under the Shopify Capital program. Under the terms of the agreement, the Company received proceeds of $531,000, net of financing costs of $61,000. The Company is required to remit 17% of its daily gross sales processed through its Shopify platform until the total payment amount specified in the agreement has been remitted. Proceeds from the new merchant loan agreement, together with ongoing remittances of gross sales, were used to satisfy amounts outstanding under prior merchant loan agreements.

As of December 31, 2024, the outstanding merchant loan payable under the Shopify Capital program was $434,859, net of amounts remitted through daily sales withholdings.

The merchant loan obligations are secured by a security interest in substantially all of the Company's assets, including cash, accounts receivable, inventory, general intangibles, and proceeds thereof.

The Company was in compliance with all terms and conditions of its merchant loan agreements and was not in default under any such agreements as of December 31, 2024 or 2023.

NOTE 9 – MEMBERS' DEFICIT

The Company is a limited liability company and has authorized 5,000,000 common membership units and 5,000,000 preferred membership units. As of December 31, 2024 and 2023, there were 2,650,262 and 2,549,446 common membership units outstanding, respectively, and no preferred membership units.

Membership units have no par value. Capital contributions are recorded as paid-in capital. Net losses are allocated to members in accordance with the Company's operating agreement and are reflected in accumulated deficit.

During the year ended December 31, 2023, the Company issued 59,271 membership units in connection with offerings conducted under Regulation Crowdfunding. Proceeds from these issuances were recorded as paid-in capital. In addition, the Company recognized stock-based compensation expense of $219,069 related to unit purchase options, which increased paid-in capital.

For the year ended December 31, 2023, the Company reported a net loss of $4,141,120, which was recorded as an increase to accumulated deficit. As of December 31, 2023, total members' deficit was $13,489,651.

During the year ended December 31, 2024, the Company issued 100,816 membership units in connection with offerings conducted under Regulation Crowdfunding. Proceeds from these issuances were recorded as paid-in capital. The Company also recognized stock-based compensation expense of $92,787 related to unit purchase options, which increased paid-in capital. In addition, as of December 31, 2024, the Company recorded $236,550 of membership units to be issued, representing units earned but not yet issued.

For the year ended December 31, 2024, the Company reported a net loss of $2,663,700, which was recorded as an increase to accumulated deficit. As of December 31, 2024, total members' deficit was $14,317,049.

Stock-based compensation expense recognized was as follows:

Year Ended December 31,	Stock-Based Compensation Expense
2024	$92,787
2023	$219,069

Option activity was as follows:

Description	Number of Options
Outstanding at January 1, 2023	128,178
Granted during 2023	25,000

Outstanding at December 31, 2023	153,178
Outstanding at January 1, 2024	153,178
Granted during 2024	0
Outstanding at December 31, 2024	153,178

As of December 31, 2024, a total of 153,178 unit options were outstanding, of which 114,414 were vested and 38,764 were unvested.

As of December 31, 2024, unrecognized stock-based compensation cost related to non-vested unit options was approximately $92,787, which is expected to be recognized over the remaining service periods of the awards.

Stock-based compensation expense is included in operating expenses in the statements of operations. The issuance of unit options does not result in any cash outflow.

NOTE 10 – GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred recurring operating losses and negative cash flows from operations and has an accumulated deficit of $23,974,391 as of December 31, 2024. For the year ended December 31, 2024, the Company reported a net loss of $2,663,700. As of December 31, 2024, the Company had cash of $75,536 and a working capital deficit of $14,342,049.

Based on management's evaluation of the Company's financial condition and liquidity, these conditions raise substantial doubt about the Company's ability to continue as a going concern. Accordingly, management has concluded that there is substantial doubt about the Company's ability to continue as a going concern within one year after the date the financial statements are issued.

The Company's ability to continue as a going concern is dependent upon its ability to generate sufficient cash flows from operations and obtain additional financing. There can be no assurance that such efforts will be successful.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue in its existence.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

License Agreement with Related Party

On October 20, 2017, and as amended on November 13, 2017, the Company entered into an exclusive license agreement with MAGFAST LLC (NY) for the use of trademarks, customer lists, website, patents, and other intellectual property associated with the MAGFAST business. MAGFAST LLC (NY) was a related party, as it was owned by two directors of the Company.

On March 18, 2020, MAGFAST LLC (NY) changed its name to Mischievous LLC ("Mischievous"), which continues to be owned by the two directors of the Company. On August 30, 2020, the Company and Mischievous entered into a revised and restated license agreement, which replaced the prior license arrangements.

Under the revised license agreement, the Company was granted an exclusive, worldwide, royalty-free, perpetual license to use the licensed intellectual property in connection with the sale, offer for sale, manufacture, and fulfillment of MAGFAST products, subject to the Company's compliance with the material terms of the agreement.

Mischievous may terminate the license agreement if the Company fails to achieve minimum annual sales of $750,000 in any calendar year after 2021 or upon the occurrence of certain other events of default as defined in the agreement. As of December 31, 2024, the Company was in compliance with the terms of the license agreement, and no license fees were payable. The license agreement does not provide for the payment of license fees, penalties, or retroactive royalties in the event of non-compliance; the sole contractual remedy available to the licensor is termination of the license.

The Company does not have any minimum purchase commitments under the manufacturing agreement, and obligations to purchase inventory arise only upon the issuance of individual purchase orders.

Under the agreement, Mischievous assigns its right, title, and interest in the licensed material, in the event of a change of control, to the new controlling entity.

Litigation

The Company is not currently a party to any material legal proceedings. From time to time, the Company may be subject to claims, demands, or legal proceedings arising in the ordinary course of business. Management evaluates such matters in accordance with applicable accounting guidance and accrues for loss contingencies when a loss is both probable and reasonably estimable. As of December 31, 2024, management does not believe that the outcome of any known matters, individually or in the aggregate, would have a material adverse effect on the Company's financial position, results of operations, or cash flows.

NOTE 12 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 30, 2026, the date the financial statements were available to be issued.

Equity Financing

Subsequent to December 31, 2024, the Company completed equity financings pursuant to a Regulation Crowdfunding offering conducted on the Netcapital funding portal. During 2025, the Company issued an aggregate of 77,016 membership units for gross proceeds of $1,214,542. Net cash proceeds received by the Company totaled $1,154,430, after platform fees of 4.9% were retained by Netcapital.

The equity issuances occurred on the following dates during 2025:

January 7, 2025 – 15,687 units
March 27, 2025 – 17,512 units
April 7, 2025 – 25,337 units
April 30, 2025 – 18,480 units

Shopify Capital Merchant Loan

Subsequent to December 31, 2024, the Company made repayments totaling $55,219 on its outstanding merchant loan obligation under the Shopify Capital program. In addition, the Company renegotiated its repayment terms, replacing the prior daily remittance of 17% of gross receipts with fixed monthly payments of $6,350, with the first payment under the revised terms made on June 20, 2025.

As a result of these repayments, the outstanding merchant loan balance was reduced from $421,959 as of December 31, 2024 to $366,740 as of December 31, 2025.

No other subsequent events occurred that require recognition or disclosure in the accompanying financial statements.